Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS VANCOUVER, BRITISH COLUMBIA Tuesday, April 5, 2016 VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Shareholders of CIBC (the "Bank") held on April 5, 2016. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at cibc.com/ca/investor-relations/annual-reports.html.

1	Election of Directors
	Each of the following 17 nominees proposed by management was elected as a Director of the Bank.

	NOMINEES	VOTES FOR		VOTES WITHHELD
	B. S. Belzberg	207,174,291	99.30%	1,466,976	0.70%
	N. E. Caldwell	207,884,683	99.64%	756,584	0.36%
	G. F. Colter	204,981,339	98.25%	3,659,928	1.75%
	P. D. Daniel	207,935,041	99.66%	706,226	0.34%
	L. Desjardins	207,600,281	99.50%	1,040,986	0.50%
	V. G. Dodig	207,904,954	99.65%	736,313	0.35%
	G. D. Giffin	201,310,461	96.49%	7,330,806	3.51%
	L. S. Hasenfratz	200,703,839	96.20%	7,937,428	3.80%
	K. J. Kelly	208,035,763	99.71%	605,504	0.29%
	C. E. Larsen	207,911,802	99.65%	729,465	0.35%
	N. D. Le Pan	208,039,553	99.71%	601,714	0.29%
	J. P. Manley	206,962,672	99.20%	1,678,595	0.80%
	J. L. Peverett	207,218,450	99.32%	1,422,817	0.68%
	K. B. Stevenson	201,696,044	96.67%	6,945,223	3.33%
	M. Turcotte	207,611,181	99.51%	1,030,086	0.49%
	R. W. Tysoe	202,910,154	97.25%	5,731,113	2.75%
	B. L. Zubrow	207,866,218	99.63%	775,049	0.37%

2	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
		VOTES FOR		VOTES WITHHELD
		211,487,279	99.52%	1,025,080	0.48%
3	Advisory resolution on Executive Compensation Approach.
		VOTES FOR		VOTES AGAINST
		199,253,518	95.50%	9,383,824	4.50%
4	Amendment to By-Law No. 1 regarding directors’ compensation
		VOTES FOR		VOTES AGAINST
		205,371,627	98.43%	3,267,790	1.57%
5	Amendment to By-Law No. 1 regarding administrative matters.
		VOTES FOR		VOTES AGAINST
		207,659,046	99.53%	980,135	0.47%

6	Shareholder Proposal No. 1	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Simplifying financial information	2,728,538	1.31%	205,214,770	98.69%	684,989

7	Shareholder Proposal No. 2	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	Paying one’s fair share of taxes	1,986,570	0.96%	205,869,421	99.04%	774,117

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.